Devon Energy Corporation	405 552 4702 Phone
20 North Broadway	405 552 7692 Fax
Oklahoma City, OK 73102-8260	danny.heatly@dvn.com
April 22, 2010
Via EDGAR and Facsimile No. 703 813 6982
Attention: Mr. Bob Carroll, Division of Corporation Finance
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Re:	Devon Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 File No. 1-32318
Dear Mr. Schwall:
This letter responds to the staff’s comment letter dated April 8, 2010, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2009, filed February 25, 2010 (File No. 1-32318). Devon’s response to the staff’s comment is set forth below:
Form 10-K for the Fiscal Year Ended December 31, 2009
Exhibits 99.1, 99.2 and 99.3
SEC Comment
1.	We note that each of the reports included in the above-referenced exhibits includes language that could be interpreted to limit reliance by investors on such report. For example, the closing paragraph in Exhibit 99.2 states, in part, that the report “was prepared for the exclusive use and sole benefit of Devon Energy Corporation and may not be put to other use without our prior written consent for such use.” We note that the penultimate paragraph in Exhibit 99.1 and the closing paragraph on page 2 of Exhibit 99.3 include language that could similarly be interpreted to limit reliance by investors. As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file a revised version of each such report which retains no language that could suggest either a limited audience or a limit on potential investor reliance.
Response
We have contacted all three third-party preparers regarding your comment on the language contained in their reports. We have been advised that representatives of Ryder Scott Company contacted you on April 13, 2010, regarding this same comment provided to other Ryder Scott clients. It is our understanding that future discussions are planned between representatives of Ryder Scott, Mr. Ron Winfrey and you to discuss potential changes in the language of the Ryder Scott report. The other two third-party preparers

U.S. Securities and Exchange Commission April 22, 2010	page 2
are also aware of your planned discussions with Ryder Scott. We and the third-party preparers will await your future discussions with Ryder Scott and proceed based upon the outcome of such discussions.
In connection with the above responses to the staff’s comments, Devon acknowledges that:
•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Danny J. Heatly
Danny J. Heatly
Senior Vice President — Accounting and Chief Accounting Officer